UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

EVOLUTION PETROLEUM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

30049A107

(CUSIP Number of Class of Securities (Underlying Common Stock)

Sterling H. McDonald

Vice President, Chief Financial Officer

Evolution Petroleum Corporation

2500 CityWest Blvd., Suite 1300

Houston, Texas 77042

(713) 935-0122

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

And communications on Behalf of Filing Persons)

With copies to:

Michael T. Larkin, Esq.

Adams and Reese LLP

1221 McKinney Street, Suite 4400

Houston, Texas 77010

(713) 652-5151

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$ 1,521,385	$ 84.89

*                      Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 834,280 shares of common stock of Evolution Petroleum Corporation that have an aggregate value of $1,521,385 as of May 14, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**               The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended equals $55.80 per million dollars of the value of the transaction.  Filing fee previously paid in Schedule TO filed with the SEC effective May 15, 2009.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $84.89	Filing Party: Evolution Petroleum Corporation
Form or Registration No.: Schedule TO	Date Filed: May 15, 2009

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.

☒     issuer  tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐      Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Issuer Third-Party Tender Offer)

Amendment No. 3 to

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended, supplemented and restated from time to time, the “Schedule TO”) originally filed by Evolution Petroleum Corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on May 15, 2009, and amended on May 21, 2009 and June 9, 2009, relating to an offer by the Company to certain of its employees to exchange certain outstanding options to purchase shares of the Company granted under the Company’s Amended and Restated 2004 Stock Plan.

This Amendment No. 3 constitutes the final amendment to the Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities and Exchange Act of 1934, as amended, and General Instruction H to Schedule TO and amends only the items and exhibits to the Schedule TO that are being amended herein.  Unaffected items and exhibits are not included herein.  All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

ITEM 4.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Exchange expired at 11:59 P.M. Eastern Daylight Time on June 19, 2009.  Pursuant to the Offer to Exchange, 449,390 eligible stock options were tendered, representing 54% of the total Eligible Option Grants in the Offer to Exchange.  On June 19, 2009 the Company granted an aggregate of 260,170 shares of Restricted Stock in exchange for Eligible Option Grants surrendered in the Offer to Exchange.  As of June 19, 2009, the market value of each share of Restricted Stock issued in the Offer to Exchange was $2.85, the closing price of Evolution common stock on June 19, 2009 as reported by the NYSE Amex.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVOLUTION PETROLEUM CORPORATION

By:	/s/ Sterling H. McDonald
Sterling H. McDonald
Vice President and Chief Financial Officer

Dated: July 2, 2009